FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of August 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

MATÁV Consolidated Income Statements - IAS (HUF million)	6 months ended June 30, 2001 (Unaudited) Restated Reclassed	2002 (Unaudited)	% change
Revenues			
Subscriptions, connections and other charges	47,841	49,881	4.3%
Domestic traffic revenue	61,827	59,862	(3.2%)
Other usage	8,717	7,729	(11.3%)
Domestic telecommunications services	118,385	117,472	(0.8%)
International traffic revenues	16,203	13,593	(16.1%)
Mobile telecommunications services	64,475	83,228	29.1%
Revenues from international activities	27,116	32,238	18.9%
Leased lines and data transmission	14,827	16,457	11.0%
Other services	22,309	24,501	9.8%
Total revenues	263,315	287,489	9.2%
Employee related expenses	(35,812)	(39,529)	10.4%
Depreciation and amortization	(57,469)	(57,933)	0.8%
Payments to other network operators	(34,279)	(39,631)	15.6%
Cost of telecommunications equipment sales	(20,720)	(20,207)	(2.5%)
Other operating expenses	(60,998)	(66,439)	8.9%
Total operating expenses	(209,278)	(223,739)	6.9%
Operating profit	54,037	63,750	18.0%
Net interest and other charges	(181)	(11,737)	6,384.5%
Share of associates' results before income tax	1,328	589	(55.6%)
Profit before income tax	55,184	52,602	(4.7%)
Income tax expense	(7,000)	(9,109)	30.1%
Profit after income tax	48,184	43,493	(9.7%)
Minority interest	(4,038)	(5,752)	42.4%
Net income	44,146	37,741	(14.5%)

75

MATÁV Consolidated Balance Sheets - IAS (HUF million)

	Dec 31, 2001 (Audited)	June 30, 2001 (Unaudited) Restated	June 30, 2002 (Unaudited)	June 30, 2001 - June 30, 2002 % change
ASSETS				
Current assets				
Cash and cash equivalents	10,117	9,385	16,391	74.7%
Financial investments	327	1,082	404	(62.7%)
Receivables	88,079	84,305	94,299	11.9%
Inventories	13,297	11,302	12,499	10.6%
Assets held for disposal	0	0	2,100	n.a.
Total current assets	111,820	106,074	125,693	18.5%
Property, plant and equipment	654,298	643,056	642,110	(0.1%)
Intangible assets	306,029	293,415	299,657	2.1%
Associates and other long term investments	13,199	14,610	8,795	(39.8%)
Total fixed assets	973,526	951,081	950,562	(0.1%)
Other non current assets	18,850	19,175	13,730	(28.4%)
Total assets	1,104,196	1,076,330	1,089,985	1.3%
LIABILITIES AND SHAREHOLDERS' EQUITY				
Loans and other borrowings	33,607	77,371	45,866	(40.7%)
Trade and other payables	122,126	84,902	97,337	14.6%
Deferred revenue	3,430	3,492	2,967	(15.0%)
Provisions for liabilities and charges	3,320	6,499	3,717	(42.8%)
Total current liabilities	162,483	172,264	149,887	(13.0%)
Loans and other borrowings	419,763	187,558	386,041	105.8%
Deferred revenue	7,101	8,300	6,001	(27.7%)
Provisions for liabilities and charges	0	0	0	n.a.
Deferred tax liability	1,763	2,796	3,264	16.7%
Other non current liabilities	4,617	7,252	3,915	(46.0%)
Total non current liabilities	433,244	205,906	399,221	93.9%
Minority interests	48,169	38,946	54,011	38.7%
Shareholders' equity				
Common stock	103,736	103,736	103,736	0.0%
Additional paid in capital	22,955	22,955	22,955	0.0%
Treasury stock	(163)	(160)	(163)	1.9%
Retained earnings	333,772	532,683	360,338	(32.4%)
Total shareholders' equity	460,300	659,214	486,866	(26.1%)
Total liabilities and shareholders' equity	1,104,196	1,076,330	1,089,985	1.3%

MATÁV Consolidated Cash Flow Statement - IAS (HUF million)	6 months ended June 30, 2002 (Unaudited)
Cash flow from operating activities	
Operating profit	63,750
Depreciation and amortization of fixed assets	57,933
Change in working capital	(21,198)
Amortization of deferred income	(1,574)
Interest paid	(12,258)
Commissions and bank charges	(1,361)
Net income tax paid	(2,977)
Other items	859
Net cash from operating activities	83,174
Cash flow from investing activities	
Capital expenditure on tangible and intangible assets	(48,658)
Purchase of investments	(1,828)
Purchase of subsidiaries	0
Cash acquired	317
Interest received	770
Dividends received	815
Net change in financial assets	(77)
Proceeds from disposal of fixed assets	750
Net cash flow utilized in investing activities	(47,911)
Cash flow from financing activities	
Dividends paid to shareholders and minority interest	(11,406)
Net repayments of borrowings	(17,526)
Net cash used for treasury stock transactions	0
Other	0
Net cash flow utilized in financing activities	(28,932)
Translation differences on cash and cash equivalents	(57)
Change in cash and cash equivalents	6,274
Cash and cash equivalents at beginning of year	10,117
Cash and cash equivalents at end of year	16,391
Change in cash and cash equivalents	6,274

TS

Summary of key operating statistics

	1H2001	1H2002	% change
EBITDA margin	42.3%	[illegible]	n.a.
Operating margin	20.5%	[illegible]	n.a.
Net income margin	16.8%	[illegible]	n.a.
ROA	8.7%	[illegible]	n.a.
Net debt/total capital	26.7%	[illegible]	n.a.

Number of closing lines			
Residential	2,208,508	[illegible]	(4.7%)
Business	303,546	[illegible]	(4.1%)
Payphone	37,157	[illegible]	0.5%
ISDN channels	385,734	[illegible]	27.8%
Total lines	2,934,945	2,925,199	(0.3%)
Digitalization of exchanges (with ISDN)	85.2%	[illegible]	n.a.
Penetration	39.1%	[illegible]	n.a.

Fixed line employees (closing full equivalent)	9,790	9,192	(6.1%)
Total no of employees (closing full equivalent)	16,669	[illegible]	(2.3%)
Lines per fixed line employees	300	[illegible]	6.1%

Traffic in minutes (thousands) at Matav RT			
Domestic	5,154,102	[illegible]	(6.4%)
International outgoing	84,185	[illegible]	(7.9%)

Emitel line numbers incl. ISDN channels		[illegible]	n.a.
Emitel domestic traffic (thousand minutes)		[illegible]	n.a.
Emitel international outgoing traffic (thousand minutes)		[illegible]	n.a.

Westel 0660 RPCs (Revenue Producing Customers)	60,054	[illegible]	(44.7%)
Westel RPCs (Revenue Producing Customers)	2,035,913	[illegible]	45.8%
Total cellular RPCs	2,095,967	[illegible]	43.2%
Westel's MOU	150	[illegible]	(18.3%)
Westel's ARPU (Average Traffic Rev. RPC/Month)	7,006	[illegible]	(16.9%)
Westel's overall churn	14.4%	[illegible]	n.a.

Managed leased lines (Flex-Com connections)	10,270	[illegible]	22.1%
Internet subscribers	110,384	[illegible]	28.3%
Cable television customers	285,596	[illegible]	10.7%

TS

Analysis of the Financial Statements for the six months ended June 30, 2002

Basis of presentation

On December 21, 2001 Matáv completed the purchase of the remaining 49% of Westels. At the time of exercising the Westel option, 59% of Matáv Rt.'s share capital and 49% of the Westels' share capital were owned by Deutsche Telekom. As the transaction was carried out between entities under common control, Matáv Rt. has restated its financial statements for the years 2000 and 2001, and included the Westels in the consolidated financial statements as if they had been wholly owned by Matáv Rt. from March 2000. The restatements relate to goodwill and brandname taken over from Deutsche Telekom's consolidated accounts at historic values, allocation to customer base and the related amortization and deferred tax. In addition, from this date 100% of the Westels' results have been included in Matáv Group's restated results. The previously published results effectively only included 51% of the Westels' results after the deduction of 49% minority interest.

During 2001 Matáv has reviewed the classification of its data transmission products and based on this review, the leased lines and data transmission category has been redefined effective January 1, 2002. International incoming revenues relating to data transmission products, reported in international traffic revenues earlier, have been reclassified into data transmission. Cable television revenues, reported in data transmission earlier, have been reclassified into other services. Various ISDN charges, reported in data transmission in prior year reports, have been reclassified into subscriptions, connections and other charges. We have reclassified our prior period revenue lines as well according to these new definitions.

Exchange rate information

The Euro appreciated by 0.4% against the Hungarian Forint year on year (from 243.59 HUF/EUR on June 30, 2001 to 244.67 HUF/EUR on June 30, 2002). From the year-end 2001, the Euro depreciated by 0.7% against the Hungarian Forint (from 246.33 HUF/EUR on December 31, 2001 to 244.67 HUF/EUR on June 30, 2002). The average HUF/EUR rate decreased from 261.55 in 1H2001 to 243.50 in 1H2002.

The U.S. Dollar depreciated by 14.2% against the Hungarian Forint year on year (from 287.39 HUF/USD on June 30, 2001 to 246.72 HUF/USD on June 30, 2002). From the year-end 2001 to June 30, 2002, the U.S. Dollar depreciated by 11.6% against the Hungarian Forint (from 279.03 HUF/USD on December 31, 2001 to 246.72 HUF/USD on June 30, 2002).

Analysis of group income statements

Revenues

Revenues from subscriptions, connections and other charges increased by 4.3% in the first half of 2002 compared to the same period in 2001. This growth resulted mainly from subscription fee increases from February 1, 2002 for analog lines (4%) and ISDN lines. The average number of lines including ISDN channels decreased by 0.6% in 1H2002 compared to 1H2001. Increase in subscription revenues was partially offset by decline in revenues from connection fees, which resulted from the lower number of gross additions as well as lower connection fees due to marketing campaigns. Other charges increased as a result of wider usage of televoting services.

Domestic traffic revenue in 1H2002 amounted to HUF 59.9 bn, compared to HUF 61.8 bn in 1H2001. This decrease mainly resulted from the 4.6% decline in domestic usage at group level, partly offset by increasing proportion of fixed to mobile network calls with higher per minute prices.

Revenues from other usage for the first half of 2002 decreased by 11.3% compared to the same period in 2001. This decrease was mainly attributable to lower fees paid to Matáv by other domestic operators and, to a lesser extent, to lower traffic between the mobile service providers and Matáv.

A new interconnection agreement on the basis of the provisions of the Act on Communications was concluded between Matáv and Vivendi on December 21, 2001 and between Matáv and Pantel on April 8, 2002. Matáv's Reference Interconnection Offer has been approved by the Communications Arbitration on July 18, 2002. The tariffs applied in the new interconnection agreements will be retrospectively modified according to the approved Reference Interconnection Offer tariffs. Other usage revenue in the first half of 2002 was calculated based on interconnection rates that closely approximate the tariffs that were approved by the regulator.

International traffic revenues decreased to HUF 13.6 bn for the six months ended June 30, 2002, compared to HUF 16.2 bn for the same period in 2001. Both outgoing and incoming international revenue show a decrease mainly because of traffic decreases. Outgoing international traffic measured in minutes decreased by 7.9% at Matáv Rt., while incoming international minutes decreased by 10.8% due to wider use of VOIP and leased line services. In addition, international traffic charges decreased by 15% in nominal terms from February 1, 2001, therefore 1H2001 results include one month of higher traffic charges, which also contributed to the revenue decrease in 1H2002.

Revenues from mobile telecommunications services amounted to HUF 83.2 bn for the first half of 2002, compared to HUF 64.5 bn for the six months ended June 30, 2001 (a 29.1% increase). The growth mainly resulted from the 48.4% higher Westel average customer base. Within the Westel customers, the prepaid group shows a more significant, 73.9% increase. Prepaid customers accounted for approximately 90.3% of gross additions in the first half of 2002 and represent 72.5% of total Westel customers at June 30, 2002.

Increases in the mobile customer base were partly offset by decreased usage per subscriber. Westel's usage per customer per month measured in MOU decreased from 150 minutes in 1H2001 to 121 minutes in 1H2002. The decreasing MOU is due to the increasing proportion of the prepaid customer base, which has lower minutes of usage than regular subscribers.

Westel's average revenue per user ("ARPU") decreased by 16.9%, from HUF 7,006 in 1H2001 to HUF 5,820 in 1H2002 due to the dilution of customer base as the ARPU of the newly acquired prepaid customers is relatively low.

Within mobile telecommunications services enhanced services show the highest increase, which represents 8.4% of the ARPU in 1H2002. This revenue includes primarily short message service ("SMS").

The liberalization of the fixed line telecommunications market in December 2001 is expected to have an effect on the mobile telecommunications industry as well. It is expected that government regulated fees and interconnection prices will significantly change and these changes will impact the operations of Westel. The extent and timing of this change is not known yet.

Revenues from international activities show revenues of MakTel, our subsidiary acquired in 2001. Note that MakTel has been consolidated in Matáv's financial statements since January 15, 2001, thus its results for 2001 exclude the first two weeks of January. Revenues from international activities reached HUF 32.2 bn for the six months ended June 30, 2002. The 18.9% increase was due to increase in domestic traffic revenues and revenues from mobile telecommunication services. Fixed line subscribers increased by 7.7%, mobile customers increased by 111.1% year over year.

Revenues from leased lines and data transmission grew to HUF 16.5 bn for 1H2002, compared to HUF 14.8 bn for the same period in 2001. This strong growth was due to the increase in the number of managed leased lines, ADSL and Internet subscribers. The number of managed leased lines increased by 22.1% to 12,539, the number of ADSL subscribers grew to 18,781 (from 1,433 at the end of June, 2001) and the number of ISDN channels grew to 492,794 by June 30, 2002 (increase of 27.8%). The number of Internet connections grew by 28.3% to 141,630 at period-end. These volume increases were partially offset by price discounts.

Revenues from other services amounted to HUF 24.5 bn for the first six months of 2002, compared to HUF 22.3 bn for the same period in 2001. Other services include equipment sales, construction, maintenance, cable television, audiotex, telex, telegraph and miscellaneous revenues. The increase in this category is mainly due to the subsidy receivable from the Universal Service Financing Fund to cover access deficits. These increases were partly offset by a 22.6% decrease in revenues from equipment sales at Westel due to lower average phone prices in 1H2002 compared to a year earlier.

Operating Expenses

Employee-related expenses for the first half of 2002 amounted to HUF 39.5 bn, compared to HUF 35.8 bn for the same period in 2001 (an increase of 10.4%). Employee related expenses increased mostly at Matáv Rt., Westel and MakTel, resulting from wage rate increases. At Matáv Rt. wages increased by 9% on average effective April 1, 2002, which was partly offset by headcount reductions. As a result, group average headcount figures slightly decreased year over year to 16,501 in 1H2002.

Depreciation and amortization remained stable in 1H2002, compared to 1H2001. Investment in fixed assets did not change significantly.

Payments to other network operators for 1H2002 reached HUF 39.6 bn, compared to HUF 34.3 bn for the same period in 2001. The increase was mainly due to the higher mobile traffic, partly offset by lower international traffic.

The cost of telecommunications equipment sales for the first half of 2002 was HUF 20.2 bn, compared to HUF 20.7 bn for the same period in 2001. This decrease is mainly due to the significantly lower average cost of mobile handsets at Westel, partly offset by 19.2% increase in gross additions. Cost of telecommunications equipment sales increased significantly at MakTel due to the 111.1% growth in their mobile customer base.

Other operating expenses increased by 8.9% to HUF 66.4 bn for the six months ended June 30, 2002 compared to the same period in 2001. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. The increase in other operating expenses mainly relate to higher agency fees of Westel, marketing expenses, local taxes as well as contributions payable to the Universal Service Financing Fund. These increases were partly offset by a significant decrease of provision for receivables at Matáv Rt.

Operating Profit

Operating margin for the six months ended June 30, 2002 was 22.2%, while operating margin for the same period in 2001 was 20.5%.

Net Interest and Other Charges

Net interest and other charges were HUF 11.7 bn for 1H2002, compared to HUF 0.2 bn for 1H2001. Net interest and other charges increased significantly due to the HUF 5.3 bn decrease in net foreign exchange gain. This change in net foreign exchange gain resulted mainly from the less favorable variance of the HUF in the intervention band. In addition, the net finance expense relating to the fair valuation of the swap positions was a loss of HUF 2.4 bn in 1H2002, as opposed to a net gain of HUF 1.2 bn in 1H2001. Interest expenses denominated in foreign currencies increased as a result of the 95% higher average loan balance. Total loans and other borrowings increased to HUF 431.9 bn at June 30, 2002, mainly because of the loan taken from Deutsche Telekom AG to finance the acquisition of the remaining 49 stake in Westels. Net interest and other charges include HUF 4.0 bn net FX gain, HUF 12.2 bn interest expense, HUF 2.4 bn swap related expenses, HUF 2.0 bn commissions and other charges and HUF 0.9 bn interest and financial income.

Share of associates' results

Share of associates' results amounted to HUF 589 million for the first half of 2002, compared to HUF 1,328 million for the same period in 2001, reflecting decreased financial results of Hunsat. In addition, Emitel has been excluded from associates in 1H2002 resulting from the acquisition of its remaining 50% stake and its subsequent consolidation in Matáv's financial statements starting in July 2001.

Income tax

Income tax expense increased from HUF 7.0 bn for 1H2001 to HUF 9.1 bn for 1H2002, mainly due to Westel, which lost its 60% tax holiday resulting in tax rates of 18% as opposed to 7.2% applicable during 2001. This increase was partly offset by income tax decrease at Rt.

Minority Interest

Minority interest for the first six months of 2002 was HUF 5.8 bn, compared to HUF 4.0 bn for the same period in 2001, reflecting the improved performance of MakTel.

Analysis of segmented income statements

The sum of the financial results of the three segments presented below does not equal the group financial results because of intersegment eliminations.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, Stonebridge, Telemacedónia, Westel and Westel 0660.

HUF millions	1H2001	1H2002	Change (%)
Revenues	164,920	167,990	1.9
EBITDA	63,486	65,646	3.4
Operating profit	30,510	30,611	0.3
Profit after income tax	28,490	17,191	(39.7)
Minority interest	30	34	13.3
Net income	28,520	17,225	(39.6)

Revenues from the fixed line segment remained stable year over year, but its composition changed. Leased line and data transmission services increased by 15.0% in the first six months of 2002 compared to the same period of 2001. Leased line and data transmission revenue growth was driven by strong volume increases in managed leased lines, ADSL, and Internet customers. Matáv's domestic fixed voice business experienced a moderate, 0.9% decline. International revenues declined by 15.9% due to lower outgoing and incoming traffic as well as decreased international tariffs.

Operating profit of the fixed line segment increased by 0.3%. Within operating expenses employee related expenses and depreciation and amortization increased, but these increases were offset by decreases in payments to other network operators and in cost of equipment sales.

Mobile segment

Mobile segment includes Westel and Westel 0660 and the goodwill amortization arising from their consolidation.

HUF millions	1H2001	1H2002	Change (%)
Revenues	92,487	110,032	19.0
EBITDA	34,213	40,049	17.1
Operating profit	14,355	22,955	59.9
Profit after income tax	13,629	17,256	26.6
Net income	13,629	17,256	26.6

Revenues in the mobile segment increased by 19.0% in the first six months of 2002 compared to the same period in 2001 due to strong increases in the number of mobile customers. Westel's customer base surged 45.8% to 2,967,616 subscribers, including 2,151,096 prepaid customers by June 30, 2002. Average monthly usage per Westel subscriber decreased by 19.3% from 150 minutes in 1H2001 to 121 minutes in 1H2002. GSM mobile penetration reached 57.6% in Hungary and Westel accounts for 50.7% market share in the very competitive GSM market.

Operating profit shows a 59.9% increase. While revenues grew 19.0%, operating expenses increased at a lower rate, 11.4% year over year. The majority of the increase in operating expenses relates to increased payments to other network operators, agency fees, employee related expenses, marketing expenses, fees and levies and consultancy fees. These increases were partially offset by lower depreciation and amortization expense as well as lower cost of equipment sales.

International segment

International segment includes the operations of MakTel, Stonebridge, Telemacedónia, and the goodwill amortization arising from the consolidation of MakTel.

HUF millions	1H2001	1H2002	Change (%)
Revenues	27,143	32,285	18.9
EBITDA	13,807	15,988	15.8
Operating profit	9,172	10,184	11.0
Profit after income tax	6,065	9,046	49.2
Minority interest	(4,068)	(5,786)	42.2
Net income	1,997	3,260	63.2

MakTel has been a consolidated company of Matáv beginning January 15, 2001.

Revenues from the international segment increased by 18.9% year over year to HUF 32,285 million.

MakTel's fixed line subscribers increased by 7.7%, reaching 573,926 at June 30, 2002. Mobile subscribers increased by a significant 111.1% to 291,213, and its Internet subscribers reached 26,944 by June 30, 2002 from 15,178 a year earlier.

Total operating expenses increased by 23.0% mainly because of increases in employee related expenses, depreciation and amortization, payments to other network operators and cost of telecommunications equipment sales.

Minority interest increased by 42.2% to HUF 5,786 bn in the first six months of 2002. It mainly represents the share of income accruing to the minority owners of MakTel and Stonebridge. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

Analysis of group balance sheets

Total assets and total shareholders' equity and liabilities at June 30, 2001 were HUF 1,076.3 bn. Total assets and total shareholders' equity and liabilities amounted to HUF 1,090.0 bn as of June 30, 2002.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 40.7% from June 30, 2001 to HUF 45.9 bn at June 30, 2002. This decrease in current loans and other borrowings reflects repayment of Westel's short term borrowings, as they fell due during the last twelve months.

Non-current loans and other borrowing increased by 105.8% from June 30, 2001 to HUF 386.0 bn at June 30, 2002. This increase mainly reflects the loans received from Deutsche Telekom AG to finance the acquisition of the remaining 49 percent stake of Westels.

At June 30, 2002, 23.5% of the loan portfolio was HUF denominated, while 76.5% was foreign currency denominated. At the end of the second quarter of 2002, 88.5% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 43.4% at June 30, 2002.

To decrease the foreign exchange rate risk of the foreign exchange loan portfolio, Matáv swapped the EUR 301.5 million loan, which was taken to finance the acquisition of MakTel, to HUF as of February 4, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest and principal payments and pay HUF interest and principal payments. The EUR loan is subject to floating rate interest based on 6 month EURIBOR plus a margin of 30 basis points, while under the swap Matáv is obliged to pay an interest based on 6 month BUBOR plus a margin of 34 basis points. The HUF principal payment is fixed at a rate of one EUR to 244.36 HUF (HUF 73,675 million). The timing and the amount of the EUR payments to be received under the swap are matched with the underlying payment obligations on the EUR loan.

The EUR 920 million loan, which was taken to finance the remaining 49 percent of Westel, was partially swapped to HUF effective April 18, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 300 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 72,685 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 242.28 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

Another EUR 50 million part of the EUR 920 million loan was swapped to HUF effective June 14, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 50 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 12,075 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 241.5 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

To increase the fix part of the HUF loan portfolio, the existing loan agreement with a disbursed amount of EUR 301.5 million (swapped to HUF 73,675 million as of February 4, 2002), and with a variable interest rate was partly replaced with a new fixed interest HUF loan, concerning a principal amount of (the HUF equivalent of) EUR 50 million as of July 15, 2002. Meanwhile we decreased the EUR notional amount of EUR 301.5 million swap and EUR 301.5 million loan by EUR 50 million so as the outstanding amount under both to be EUR 251.5 million as from the effective date of July 15, 2002. The counterparty in the transaction is Deutsche Telekom. The new HUF loan amount shall be charged interest at a fixed rate of 9.92% per annum. This EUR 50 million part of the EUR 301.5 million loan has been converted into HUF 12,218 million, by using the fixed EUR/HUF exchange rate of one EUR to 244,36 HUF (which was applied in the EUR/HUF swap).

Minority interest

Minority interest increased by 38.7% from June 30, 2001 to HUF 54.0 bn at June 30, 2002. This increase was mainly due to the improved result of MakTel.

Retained earnings

Retained earnings decreased by 32.4% from June 30, 2001 to HUF 360.3 bn at June 30, 2002. This decrease was mainly due to the equity impacts of accounting applied to the acquisition of Westels as described earlier. According to the relevant rules, the restated numbers as of June 30, 2001 are presented as though the Westels had been 100% owned by Matáv at that date. As no real financing had to be used as of that date for the acquisition of the remaining 49% ownership, book value of the additional share of net assets (including goodwill and other intangibles) on acquisition was presented as an increase in retained earnings of HUF 252.4 bn. This remained part of the retained earnings until December 2001, when the acquisition was finalized and financed from a loan from Deutsche Telekom. At that date, it was transferred from retained earnings to loans and other borrowings in an amount of HUF 238.8 billion. This causes the significant drop in the amount of retained earnings. Dividends of HUF 11.4 bn paid also decreased retained earnings.

Name of the Company:	Matáv Rt.	Phone number:	36-1-458-04-25
Address of the Company:	H-1013 Budapest Krisztina krt. 55.	Fax number:	36-1-458-04-45
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Period:	December 31, 2001 – June 30, 2002	Investor relations contact:	Szabolcs Czenthe

PK1. General information regarding financial data

	Yes	No
Audited		X
Consolidated	X	

Accounting principles	Hungarian		IAS	X	Other	

Other:..............................

PK2. Consolidated Companies

Name	Registered / Equity Capital (mHUF)	Interest held (HAR)	Votes held (HAR)	Classification
Stonebridge	87,745	86.46%	86.46%	full
Westel Mobil Távközlési Rt.	8,031	100.00%	100.00%	full
Matávcom	6,158	100.00%	100.00%	full
Axelero	4,000	100.00%	100.00%	full
InvesTel	3,596	100.00%	100.00%	full
Emitel	3,110	100.00%	100.00%	full
Matávőr	2,323	100.00%	100.00%	full
Westel Rádiótelefon	1,610	100.00%	100.00%	full
Egertel	1,415	100.00%	100.00%	full
MatávkábelTV	920	93.74%	93.74%	full
BPT	777	79.41%	79.41%	full
Balatel	90	96.63%	96.63%	full
Cardnet	58	72.00%	72.00%	full
Tele-Data	50	50.99%	50.99%	full
ProMoKom	21	100.00%	100.00%	full
Távmunka Koordinációs KHT	3	67.00%	67.00%	full
Telemacedónia Rt.	3	88.03%	88.03%	full

PK6. Off balance sheet obligations

Finance lease obligations	794
Obligations from rental and operating lease contracts	17,644
Contracted obligations to acquire fixed assets	13,171
Other obligations	79

TSZ2. Number of employees

End of previous period	Beginning of relevant period	End of relevant period
16,669	16,633	16,283

RS1. Ownership Structure

Investor Type	Total Registered Capital			
	Beginning of Period		End of Period	
	%	No. of Shares	%	No. of Shares
Domestic Institutions	13.91	144,351,579	13.35	138,573,122
Foreign Institutions	84.55	877,576,130	85.11	883,344,534
Domestic Retail	0.02	223,743	0.02	218,523
Foreign Retail	-	0	0.00	0
Employees, Management	n.a.	n.a.	n.a.	n.a.
Treasury Shares	-	-	-	-
Government Institutions	0.19	1,951,396	0.19	1,990,554
International Development Institutions	1.30	13,495,276	1.30	13,495,276
Not registered	0.03	313,476	0.03	289,591
"B" Share	0.00	1	0.00	1
Total	100.00	1,037,911,601	100.00	1,037,911,601

15

Name of the Company:	Matáv Rt.	Phone number:	36-1-458-04-25
Address of the Company:	H-1013 Budapest Krisztina krt. 55.	Fax number:	36-1-458-04-45
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Period:	December 31, 2001 – June 30, 2002	Investor relations contact:	Szabolcs Czenthe

RS2. Changes in Treasury Stock

June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002
648,827	648,827	648,827	648,827	648,827

The amount of treasury stock indicated above was held by Investel Rt. No treasury stock was held by Matáv Rt.

RS3. Shareholders above 5% stake (end of period)

Name	Nationality	Position	Number of shares	(%)	Note
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.49%	Strategic owner
Morgan Guaranty Trust Co.	Foreign	Depository	151,961,830	14.64%	ADR Depository

TSZ3. Chief Officers, Board and Supervisory Board Members

Type[1]	Name	Title	From	To	No. of Shares Owned
SE, BM	Elek Straub	Chairman-CEO	1995	-	76,338 shares
BM	Dr. Sándor Csányi	Board Member	2000	-	0
BM	Dr. Mihály Patai	Board Member	1998	-	58,190 shares
BM	Gyula Gansperger	Board Member	2000	-	0
BM	Michael Günther	Board Member	2002	-	0
BM	Fridbert Gerlach	Board Member	2001	-	0
BM	Jan Geldmacher	Board Member	2002	-	0
BM	Hans Albert Aukes	Board Member	2002	-	0
BM, SE	Dr. Klaus Hartmann	Board Member, CFO	2000	-	0
SBM	Dr. Árpád Herbst	Supervisory Board - Chairman	2002	-	0
SBM	Gellért Kadlót	Supervisory Board Member	2002	-	700 shares
SBM	Péter Vermes	Supervisory Board Member	1997	-	8,800 shares
SBM	Géza Böhm	Supervisory Board Member	2002	-	0
SBM	Dr. László Pap	Supervisory Board Member	1997	-	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	2002	-	0
SBM	Dr. Erbil Kurt	Supervisory Board Member	2002	-	0
SBM	Dr. Ralph Rentschler	Supervisory Board Member	2002	-	0
SBM	Joachim Kregel	Supervisory Board Member	2002	-	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	1996	-	0
SE	Manfred Ohl	Chief Technical Officer and Chief Officer, Network Systems	1999	-	0
SE	László Bodnár	Chief Services and Logistics Officer	1999	-	881 shares
SE	Horst Hermann	Chief Strategy and International Officer	2002	-	400 shares

[1] Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Board Members, Supervisory Board Members and the Chief Officers owned in total 145,309 shares at the end of the period.

ST1. Extraordinary announcements

Date	Published in*	Subject
April 9, 2002		Matáv and CosmoTelco to enter shareholder agreement with regard to Stonebridge
April 9, 2002		Standard & Poor's changes its rating on Matáv
April 11, 2002		Westel holds its Annual General Meeting
April 18, 2002		Matáv's shareholding in EPT changes
April 18, 2002		Westel is the first mobile service provider to launch full-fledged commercial MMS service
April 29, 2002		Resolutions of the Annual General Meeting of Matáv
April 29, 2002		Annual Report of Matáv
May 15, 2002		Matáv announces Q1 2002 results
May 17, 2002		Matáv to optimize capital structure
June 6, 2002		Matáv increases capital and appoints board members at Axelero, Hungary's Internet market leader
June 11, 2002		Matáv not to bid for BTC

* Matáv Rt. publishes its announcements in Magyar Tőkepiac and Magyar Hírlap.

There was no significant change in the organizational structure.

TS

<u>**Analysis of group balance sheets**</u>

Total assets and total shareholders' equity and liabilities at June 30, 2001 were HUF 1,076.3 bn. Total assets and total shareholders' equity and liabilities amounted to HUF 1,090.0 bn as of June 30, 2002.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 40.7% from June 30, 2001 to HUF 45.9 bn at June 30, 2002. This decrease in current loans and other borrowings reflects repayment of Westel's short term borrowings, as they fell due during the last twelve months.

Non-current loans and other borrowing increased by 105.8% from June 30, 2001 to HUF 386.0 bn at June 30, 2002. This increase mainly reflects the loans received from Deutsche Telekom AG to finance the acquisition of the remaining 49 percent stake of Westels.

At June 30, 2002, 23.5% of the loan portfolio was HUF denominated, while 76.5% was foreign currency denominated. At the end of the second quarter of 2002, 88.5% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 43.4% at June 30, 2002.

To decrease the foreign exchange rate risk of the foreign exchange loan portfolio, Matáv swapped the EUR 301.5 million loan, which was taken to finance the acquisition of MakTel, to HUF as of February 4, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest and principal payments and pay HUF interest and principal payments. The EUR loan is subject to floating rate interest based on 6 month EURIBOR plus a margin of 30 basis points, while under the swap Matáv is obliged to pay an interest based on 6 month BUBOR plus a margin of 34 basis points. The HUF principal payment is fixed at a rate of one EUR to 244.36 HUF (HUF 73,675 million). The timing and the amount of the EUR payments to be received under the swap are matched with the underlying payment obligations on the EUR loan.

The EUR 920 million loan, which was taken to finance the remaining 49 percent of Westel, was partially swapped to HUF effective April 18, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 300 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 72,685 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 242.28 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

TS

Another EUR 50 million part of the EUR 920 million loan was swapped to HUF effective June 14, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 50 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 12,075 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 241.5 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

To increase the fix part of the HUF loan portfolio, the existing loan agreement with a disbursed amount of EUR 301.5 million (swapped to HUF 73,675 million as of February 4, 2002), and with a variable interest rate was partly replaced with a new fixed interest HUF loan, concerning a principal amount of (the HUF equivalent of) EUR 50 million as of July 15, 2002. Meanwhile we decreased the EUR notional amount of EUR 301.5 million swap and EUR 301.5 million loan by EUR 50 million so as the outstanding amount under both to be EUR 251.5 million as from the effective date of July 15, 2002. The counterparty in the transaction is Deutsche Telekom. The new HUF loan amount shall be charged interest at a fixed rate of 9.92% per annum. This EUR 50 million part of the EUR 301.5 million loan has been converted into HUF 12,218 million, by using the fixed EUR/HUF exchange rate of one EUR to 244,36 HUF (which was applied in the EUR/HUF swap).

Minority interest

Minority interest increased by 38.7% from June 30, 2001 to HUF 54.0 bn at June 30, 2002. This increase was mainly due to the improved result of MakTel.

Retained earnings

Retained earnings decreased by 32.4% from June 30, 2001 to HUF 360.3 bn at June 30, 2002. This decrease was mainly due to the equity impacts of accounting applied to the acquisition of Westels as described earlier. According to the relevant rules, the restated numbers as of June 30, 2001 are presented as though the Westels had been 100% owned by Matáv at that date. As no real financing had to be used as of that date for the acquisition of the remaining 49% ownership, book value of the additional share of net assets (including goodwill and other intangibles) on acquisition was presented as an increase in retained earnings of HUF 252.4 bn. This remained part of the retained earnings until December 2001, when the acquisition was finalized and financed from a loan from Deutsche Telekom. At that date, it was transferred from retained earnings to loans and other borrowings in an amount of HUF 238.8 billion. This causes the significant drop in the amount of retained earnings. Dividends of HUF 11.4 bn paid also decreased retained earnings.

Name of the Company: Matav Rt.
Address of the Company: H-1013 Budapest Krisztina krt. 55.
Sector: Telecommunications
Period: December 31, 2001 – June 30, 2002

Phone number: 36-1-458-04-25
Fax number: 36-1-458-04-45
E-mail address: investor.relations@ln.matav.hu
Investor relations contact: Szabolcs Czenthe

PK1. General information regarding financial data

	Yes	No
Audited		X
Consolidated	X	

Accounting principles Hungarian [ ] IAS [X] Other [ ]
Other.................................

PK2. Consolidated Companies

Name	Registered / Equity Capital (mHUF)	Interest held (HAR)	Votes held (HAR)	Classification
Stonebridge	87,745	86.46%	86.46%	full
Westel Mobil Távközlési Rt.	8,031	100.00%	100.00%	full
Matávcom	6,158	100.00%	100.00%	full
Axelero	4,000	100.00%	100.00%	full
InvesTel	3,596	100.00%	100.00%	full
Emitel	3,110	100.00%	100.00%	full
Matávőr	2,323	100.00%	100.00%	full
Westel Rádiótelefon	1,610	100.00%	100.00%	full
Egertel	1,415	100.00%	100.00%	full
MatávkábelTV	920	93.74%	93.74%	full
EPT	777	79.41%	79.41%	full
Bakotel	90	96.63%	96.63%	full
Cardnet	58	72.00%	72.00%	full
Tele-Data	50	50.99%	50.99%	full
ProMoKom	21	100.00%	100.00%	full
Távmunka Koordinációs KHT	3	67.00%	67.00%	full
Telemacedónia Rt.	3	88.03%	88.03%	full

PK6. Off balance sheet obligations

Finance lease obligations	794
Obligations from rental and operating lease contracts	17,644
Contracted obligations to acquire fixed assets	13,171
Other obligations	79

TSZ2. Number of employees

End of previous period	Beginning of relevant period	End of relevant period
16,669	16,633	16,283

RS1. Ownership Structure

Investor Type	Total Registered Capital			
	Beginning of Period		End of Period	
	%	No. of Shares	%	No. of Shares
Domestic Institutions	13.91	144,351,579	13.35	138,573,122
Foreign Institutions	84.55	877,576,130	85.11	883,344,534
Domestic Retail	0.02	223,743	0.02	218,523
Foreign Retail	-	0	0.00	0
Employees, Management	n.a.	n.a.	n.a.	n.a.
Treasury Shares	-	-	-	-
Government Institutions	0.19	1,951,396	0.19	1,990,554
International Development Institutions	1.30	13,495,276	1.30	13,495,276
Not registered	0.03	313,476	0.03	289,591
"B" Share	0.00	1	0.00	1
Total	100.00	1,037,911,601	100.00	1,037,911,601

15

Name of the Company: Matáv Rt.
Address of the Company: H-1013 Budapest Krisztina krt. 55.
Sector: Telecommunications
Period: December 31, 2001 – June 30, 2002
Phone number: 36-1-458-04-25
Fax number: 36-1-458-04-45
E-mail address: investor.relations@ln.matav.hu
Investor relations contact: Szabolcs Czenthe

RS2. Changes in Treasury Stock

June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002
648,827	648,827	648,827	648,827	648,827

The amount of treasury stock indicated above was held by Investel Rt. No treasury stock was held by Matáv Rt.

RS3. Shareholders above 5% stake (end of period)

Name	Nationality	Position	Number of shares	(%)	Note
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.49%	Strategic owner
Morgan Guaranty Trust Co.	Foreign	Depository	151,961,830	14.64%	ADR Depository

TSZ3. Chief Officers, Board and Supervisory Board Members

Type[1]	Name	Title	From	To	No. of Shares Owned
SE, BM	Elek Straub	Chairman-CEO	1995	-	76,338 shares
BM	Dr. Sándor Csányi	Board Member	2000	-	0
BM	Dr. Mihály Patai	Board Member	1998	-	58,190 shares
BM	Gyula Gansperger	Board Member	2000	-	0
BM	Michael Günther	Board Member	2002	-	0
BM	Fridbert Gerlach	Board Member	2001	-	0
BM	Jan Geldmacher	Board Member	2002	-	0
BM	Hans Albert Aukes	Board Member	2002	-	0
BM, SE	Dr. Klaus Hartmann	Board Member, CFO	2000	-	0
SBM	Dr. Árpád Herbst	Supervisory Board - Chairman	2002	-	0
SBM	Gellért Kadlót	Supervisory Board Member	2002	-	700 shares
SBM	Péter Vermes	Supervisory Board Member	1997	-	8,800 shares
SBM	Géza Böhm	Supervisory Board Member	2002	-	0
SBM	Dr. László Pap	Supervisory Board Member	1997	-	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	2002	-	0
SBM	Dr. Erbil Kurt	Supervisory Board Member	2002	-	0
SBM	Dr. Ralph Rentschler	Supervisory Board Member	2002	-	0
SBM	Joachim Kregel	Supervisory Board Member	2002	-	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	1996	-	0
SE	Manfred Ohl	Chief Technical Officer and Chief Officer, Network Systems	1999	-	0
SE	László Bodnár	Chief Services and Logistics Officer	1999	-	881 shares
SE	Horst Hermann	Chief Strategy and International Officer	2002	-	400 shares

[1] Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Board Members, Supervisory Board Members and the Chief Officers owned in total 145,309 shares at the end of the period.

ST1. Extraordinary announcements

Date	Published in*	Subject
April 9, 2002		Matáv and CosmoTelco to enter shareholder agreement with regard to Stonebridge
April 9, 2002		Standard & Poor's changes its rating on Matáv
April 11, 2002		Westel holds its Annual General Meeting
April 18, 2002		Matáv's shareholding in EPT changes
April 18, 2002		Westel is the first mobile service provider to launch full-fledged commercial MMS service
April 29, 2002		Resolutions of the Annual General Meeting of Matáv
April 29, 2002		Annual Report of Matáv
May 15, 2002		Matáv announces Q1 2002 results
May 17, 2002		Matáv to optimize capital structure
June 6, 2002		Matáv increases capital and appoints board members at Axelero, Hungary's Internet market leader
June 11, 2002		Matáv not to bid for BTC

* Matáv Rt. publishes its announcements in Magyar Tőkepiac and Magyar Hírlap.

There was no significant change in the organizational structure.

Form 6-K
Extraordinary announcement
Subject: MATAV ANNOUNCES FIRST HALF 2002 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

Date: August 14, 2002

matáv Investor Relations Department

Szabolcs Czenthe
Investor Relations Department